FOR IMMEDIATE RELEASE               Contact:Guy T. Marcus
October 30, 1997                    VP-Inv. Rel.
                                    (214)978-2691


            COMMISA JOINT VENTURE AWARDED PIPELINE CONTRACT IN MEXICO


         DALLAS, Texas -- Halliburton Company (NYSE: HAL) today announced that COMMISA, a joint venture consisting of Halliburton's Brown & Root Energy Services business unit and Grupo "R", a Mexican contractor, has been awarded an engineering, procurement and installation contract by Pemex for laying an 85-kilometer, 36-inch subsea pipeline in the Gulf of Mexico. The contract is valued at $140 million.
         COMMISA has contracted with European Marine Contractors (EMC) for laying the pipeline. EMC, jointly owned by Brown & Root and Saipem, will install the subsea pipeline from the Cantarell Field to the Atasta Pumping station near Ciudad del Carmen, Mexico. Work has begun on the engineering, procurement and installation project and completion is expected in late spring 1998.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
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                      The Exhibit Index Appears on Page 4